SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY SHAREHODLERS’ MEETING HELD ON FEBRUARY 22, 2010

1. Date, Time and Place: On February 22, 2009, at 10:00 a.m., at the headquarters of Gafisa S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Avenida Nações Unidas, 8,501, 19th floor

2. Call Notice: The second call notice was published in the “Diário Oficial do Estado de São Paulo” on January 11, 12 and 13, 2010, pages 55, 23 and 17, respectively, and in the newspaper “O Estado de São Paulo” on January 11, 12 and 13, 2010, pages B12, B13 and B05, respectively

3. Attendance: Shareholders representing more than 50% of the Company’s total and voting capital, as per the signatures in the “Shareholders’ Attendance Book”.

4. Presiding Board: Chairman, Mr. Odair Garcia Senra; and Secretary, Ms. Renata de Carvalho Fidale.

5. Resolutions:

5.1. To record that the minutes of this Extraordinary General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Brazilian Law No. 6,404/76

5.2. To approve, by majority vote, the increase to the limit of the Company's authorized capital to 300.000.000 common shares, postponing the relevant approval of the amendment to the Company’s bylaws until remaining resolutions are taken.

5.3. To approve, by majority vote, the split of the Company's common shares, in the proportion of 1:2 (e.g., 2 new shares in the place of each existing share at the date of the resolution), the amount of the capital of the Company remaining unaltered. As a result, the head of Article 5 of the Company's Bylaws shall from now on read as follows, with no changes to its paragraphs:

“Article 5. The capital of the Company is R$1.627.274.152,14, which is fully paid-in and divided into 334.154.274 common shares, all registered, book-entry and without par value.

5.4. To approve, by majority vote, another amendment to the head of Article 6 of the Company's Bylaws to adjust, in the same proportion of 1:2, the limit of Company’s authorized capital. Taking into account the increase approved in item 5.2 above, the Company's authorized capital will be altered from 300,000,000 common shares to 600,000,000 common shares, with the consequent amendment to the head of Article 6 of the Company’s bylaws, which shall read from now on as follows, with no change to its paragraphs:

“Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 600,000,000 (six hundred million) common shares.”

CLOSING: As there were no further issues to be addressed, the meeting was closed and the minutes were drafted as a summary, and after being read and found to be appropriate, were signed by all in attendance. São Paulo, February 22, 2010
Signatures: Odair Garcia Senra, Chairman; Renata de Carvalho Fidale, Secretary. Shareholders: Odair Garcia Senra, CITIBANK N A ADR DEPARTMENT, CAAM FUNDS, UNIBANCO CONSTRUCAO CIVIL FUNDO DE INVESTIMENTO EM ACOES, COLLEGE RETIREMENT EQUITIES FUND, RUSSELL INTERNATIONAL DEVELOPED MARKET FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET EMERGING MARKETS, NEW HAMPSHIRE RETIREMENT SYSTEM, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, HANSBERGER INTERNATIONAL SERIES EMERGING MERKETS FUND, THE MASTERS T B OF JAPAN LTD RE MTBC400035147, ADVANCED SERIES TRUST - AST INTERNATIONAL GROWTH PORTFOLIO, COMMONWEALTH OF PENNSYLVANIA PUB. SCHOOL EMP RET S, THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU, COLUMBIA MARSICO INTER OPPORTUNITIES FUND, VARIABLE SERIES, NATIXIS INTERNATIONAL FUNDS LUX I, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, CITIGROUP PENSION PLAN, EATON VANCE TAX-MANAGED EMERGING MKTS FUND, IBM SAVINGS PLAN, TEACHER RETIREMENT SYSTEM OF TEXAS, THE MARSICO INTL OPPORTUNITIES FUND, MUNICIPAL E ANNUITY A B FUND OF CHICAGO, NATIONS MARSICO INTL OPPORTUNITIES FUND, STATE ST B AND T C INV F F T E RETIR PLANS, BALENTINE INTERNATIONAL EQUITY FUND SELECT LP, JPVF-INTERNATIONAL EQUITY PORTFOLIO, TELCORDIA TECHNOLOGIES PENSION PLAN, ING MARISCO INTERNATIONAL OPPORTUNITIES PORTFOLIO, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERN OPPORTUNITIES TRUST, NATIONS INTERNATIONAL EQUITY FUND, INDIANA STATE TEACHERS RETIREMENT FUND, PACIFIC LIFE FUNDS PL EMERGING MARKETS FUND, DIMENSIONAL FUNDS PLC, AT&T UNION WELFARE BENEFIT TRUST, JOHN HANCOCK FUNDS II INTERNATIONAL OPPORTUNITIES FUND, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, T PRUDENTIAL SERIES FD, INC. - SP INTERNAT GROWTH PRTF, THE BOSTON COMPANY EMERGING MKTS CORE E FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, SPDR S&P EEMRGING LATIN AMERICA ETF, DIMENSIONAL FUNDS II, PLC, JOHN HANCOCK TRUST EMERGING MARKETS VALUE TRUST, JOHN HANCOCK FUND II EMERGING MARKETS VALUE FUND, SCHWAB GLOBAL REAL ESTATE FUND, EATON VANCE COLLECTIVE INVEST TFE BEM PLANS EM MQ EQU FD, GEUT EMERGING EQUITY PASSIVE 1, JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST, ADVANCED SERIES TRUST - AST GLOBAL REAL ESTATE PORTFOLIO, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, ARTISAN OPPORTUNISTIC GROWTH FUND, VANGUARD FTSE ALL-W EX-US SMALL-CAP INDEX FUND ASOVIEIF, FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S., T M T B O JP L RE FRANK RUSSELL INV (JP) L IT, MARSICO GLOBAL FUND, ROHM

AND HAAS MASTER TRUST, COLUMBIA MARSICO GLOBAL FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS, FRANKLIN TEMPLETON FUNDS, OPPENHEIMER DEVELOPING MARKETS FUND, NORGES BANK, VANGUARD INVESTMENT SERIES PLC, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, AUSTRALIAN REWARD INVESTMENT ALLIANCE

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.